November 13, 2017

John Reynolds Assistant Director Office of Beverages, Apparel, and Mining Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549
Re:	Responses to the Securities and Exchange Commission
Staff Comments dated September 26, 2017, regarding
Trilogy Metals Inc.
Registration Statement on Form S-3
Filed September 15, 2017
File No. 333-220484

Dear Mr. Reynolds:

This letter responds to the staff’s comments set forth in the September 26, 2017 letter regarding the above-referenced Registration Statement on Form S-3. For your convenience, the staff’s comments are included below and we have numbered our responses accordingly.

Our responses are as follows:

Description of Share Purchase Contracts and Share Purchase or Equity Units, page 13

Staff Comment No. 1.

We note your disclosure that you may issue purchase contracts for the purchase or sale of equity securities that may consist of obligations of third parties. Please advise us how you anticipate conducting such offerings under the registration and disclosure requirements of the Securities Act. For example, please advise us of the disclosure you will provide in the applicable prospectus supplement or other offering materials, including, as necessary, any required financial statement and non-financial statement disclosure about the issuer of such securities. For guidance, please refer to the Morgan Stanley & Co., Inc. no action letter (June 24, 1996) and Securities Act Sections Compliance and Disclosure Interpretation 203.03.

Trilogy Metals Inc.’s Response:

The Company acknowledges the Staff’s comment and confirms that it does not wish to offer any third party securities underlying share purchase contracts or share purchase units. The Company has revised the Registration Statement to remove references to such third party securities. Please see page 44 of Amendment No. 1.

609 Granville Street, Suite 1150, PO Box 10334 Pacific Centre, Vancouver, BC V7Y 1G5 Canada Telephone 604-638-8088 ● Facsimile 604-638-0644 ● www.trilogymetals.com NYSE American: TMQ ● TSX: TMQ

John Reynolds

November 13, 2017

Staff Comment No. 2.

It is not clear how the purchase contracts you propose to issue should be characterized for purposes of the federal securities laws. For example, the disclosure in the filing indicates that these contracts may obligate you to sell to holders of these contracts and for holders of these contracts to purchase securities at a specified purchase price. The disclosure in the filing also indicates that these contracts may require you to make periodic payments to the holders of the contracts or for holders of these contracts to make periodic payments to you. Finally, the disclosure in the filing indicates that these contracts may require the holders of the contracts to secure their obligations in a specified manner. Based on this disclosure it appears that these contracts may have characteristics associated with forwards, options and security-based swaps. Please provide us with your legal analysis as how these contracts should be appropriately characterized under the federal securities laws.

Trilogy Metals Inc.’s Response:

Because the Registration Statement seeks to register purchase contracts with respect to the future delivery of a specified number of Common Shares under the Registration Statement, the Company respectfully submits that the purchase contracts are properly characterized as “investment contracts” as that term is used in Section 2(a)(1) of the Securities Act.

We have revised the language in the Registration Statement to clarify that any purchase contracts the Company issues will be physically settled by delivery of our Common Shares. Accordingly, such purchase contract should be properly excluded from the definition of “swap” under Section 1a(47)(B)(ii) of the Commodity Exchange Act and from the definition of “security-based swap” under Section 2(a)(17) of the Securities Act, Section 1a(42) of the Commodity Exchange Act and Section 3(a)(68) of the Securities Exchange Act of 1934, as amended. Please see page 44 of Amendment No. 1 for the revised language.

Thank you for your review of the filing. If you should have any questions regarding the response letter, please do not hesitate to contact the undersigned at (604) 638-8088, or Kimberley Anderson of Dorsey & Whitney LLP at (206) 903-8803.

Sincerely,
Trilogy Metals Inc.

/s/ Elaine M. Sanders

Elaine M. Sanders
Chief Financial Officer

cc:	Kimberley Anderson, Dorsey & Whitney LLP